================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                (Amendment No. 1)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                              Class B Common Stock
                          Common Stock $1.00 Par Value
                                 $1.00 Par Value
                        (Title of Classes of Securities)


--------------------------------------------------------------------------------
                                    126504109
                                    126504208
                                 (Cusip Numbers)

                         Level 3 Delaware Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Thomas C. Stortz, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 3, 2001
             (Date of Event which Requires Filing of this Statement)


--------------------------------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


================================================================================

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No.  126504109/126504208
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSON:  Level 3 Telecom Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  47-0761
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  |X|
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     3        SEC USE ONLY


------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   OO
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]


                   N/A
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------- ------------------------------------------------------------------
--------------------------------------------- ---------- -----------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH   7  SOLE VOTING POWER  (See Item 5)

           REPORTING PERSON WITH                          9,639,326 Common Stock
                                                  1,017,061 Class B Common Stock
--------------------------------------------- ---------- -----------------------
--------------------------------------------- ---------- -----------------------
                                8               SHARED VOTING POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- -----------------------
--------------------------------------------- ---------- -----------------------
                                9            SOLE DISPOSITIVE POWER (See Item 5)

                                                       9,639,326 Common Stock
                                                 1,017,061 Class B Common Stock
--------------------------------------------- ---------- -----------------------
--------------------------------------------- ---------- -----------------------
                                10         SHARED DISPOSITIVE POWER (See Item 5)

                                                              0
--------------------------------------------- ---------- -----------------------
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   9,639,326 Common Stock
                   1,017,061 Class B Common Stock
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.89% of Common Stock
                   49.05% of Class B Common Stock
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                   CO
------------- ------------------------------------------------------------------
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The following information amends the Schedule 13D dated April 19, 2001 (the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Company.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows to correct an inadvertent omission:

     (a) and (b) LTDH owns 9,639,326 shares of Common Stock, representing approximately 45.89% of the outstanding Common Stock, and LTDH owns 1,017,061 shares of Class B Common Stock representing approximately 49.05% of the outstanding Class B Common Stock.

     LTDH owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their indirect ownership of LTDH, Level 3 Communications, Inc. and David C. McCourt may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

     David C. McCourt is the beneficial owner of 233,998 shares of Common Stock representing approximately 1.11% of the shares of the outstanding Common Stock.[1,2] Mr. McCourt has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     James Q. Crowe is the beneficial owner of 19,123 shares of Common Stock representing less than .1% of the outstanding Common Stock.[3] Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     William L. Grewcock is the beneficial owner of 10,000 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Grewcock has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Richard R. Jaros is the beneficial owner of 7,380 shares of Common Stock representing less than .1% of the outstanding Common Stock.[3] Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Walter Scott, Jr. is the beneficial owner of 112,556 shares of Common Stock representing approximately .54% of the outstanding Common Stock.[3] Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     All information in this item 5(a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on March 16, 2001.

     Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

     (c) On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer of all the shares of Common Stock it owned (9,639,326 shares) and all the shares of Class B Common Stock it owned (1,017,061 shares) plus all the shares of capital stock of RCN Corporation it owned (26,640,970 shares) as full payment for the issuance to LTTH of all of the common stock (1,000 shares of common stock, par value, $.01 per share) of LTDH.

--------
     (1) Includes 25,304 shares which are Share Units under the Company's Executive Stock Purchase Plan. Participants do not have the right to vote Share Units, provided that the Company may, but is not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote a number of shares held by the grantor trust corresponding to the number of Share Units credited to the participants' matching account.

     (2) Includes options to purchase 208,694 shares of Common Stock exercisable within 60 days after March 31, 2001. None of these options has been exercised.

     (3) Includes options to purchase 6,000 shares of Common Stock exercisable within 60 days after March 31, 2001. None of these options has been exercised.

 Except as described above, no transactions in the Common Stock or Class B Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 7.  Material to be Filed as Exhibits.

     None


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 4, 2001



                              LEVEL 3 DELAWARE HOLDINGS, INC.

                                By: /s/ Neil Eckstein
                              --------------------------------------------
                              Name:   Neil Eckstein
                              Title:  Vice President